

May 20, 2014

<u>Via US Mail</u>
Mr. Eric Norris
VP, Finance
Incoming, Inc.
244 Fifth Avenue, Suite V235
New York, NY 10001

     Re: **Incoming, Inc.**
            Form 10-K
            Filed April 15, 2014
            File No. 0-53616

Dear Mr. Norris:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

General

1. Please revise the cover page of your future filings to correct your File Number.

Management's Discussion and Analysis, page 9

Liquidity and Capital Resources, page 13

2. At December 31, 2013, accounts receivable and payable exceed your sales and cost of sales for the year. Please provide us with an analysis of the reasons and provide appropriate discussion in future filings to explain why you are not collecting cash on your sales and the impact this has on your ability to pay amounts due to vendors. For material

balances within each account, identify the nature of the counterparty, i.e., the customer or the vendor/supplier. Tell us the amount of any allowance for doubtful accounts at December 31, 2013, and quantify this amount in future filings accordingly. Tell us how much of the accounts receivable and payable have been received and paid subsequent to year-end. Explain to us how your failure to collect cash has been considered in determining your revenue recognition policies.

Consolidated Statements of Operations, page 18

3. We note the amounts recorded for Grant and other income as described in further detail on page 25 appear to be recognized upfront and all at once. Please tell us your basis for such accounting, including your consideration for recognizing these amounts on a systematic basis over the periods which they are intended to benefit.

Note 2 Summary of Significant Accounting Policies, page 21

Revenue Recognition – Renewable Identification Numbers ("RINs"), page 21

4. Please quantify the amount of revenue for RINs you are able to separate and sell. Also please expand your discussion of revenue recognition to clarify the following:
    - whether these RINs all result from customers who do not wish to participate in the EPA's renewable fuel program;
    - whether these customers pay a discounted rate for fuel, or if they receive some compensation for the eventual sale of the related RINs;
    - whether you act as an agent and receive a fee for selling the RINs to third parties on behalf of the fuel customers or whether you take possession of the RINs at the time the fuel is sold;
    - whether you are recognizing revenue on a gross or net basis, if applicable, and how you determined the appropriate accounting.

    Please also revise the discussion in MD&A, as appropriate.

5. You state on page 22 that you recognize revenue from sales of RINs "after the parties have established a sales price, the RINs have been transferred to the buyer through the EMTS, the related revenue is deemed realizable and the return period has expired." Please tell us and revise future filings to clarify the event(s) for which you determine the related revenue has been "deemed realizable", e.g., upon collection, etc.

Note 8 Related Party Transactions, page 25

6. Please explain how the Company is related to Green Valley Bio-Fuels. Revise future filings accordingly.

Note 11 – Major Customers and Vendors, page 25

7. Please disclose the amount of revenue from each major customer, as described in ASC 280-10-50-42, as opposed to aggregating disclosure for three customers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief